Company Leterhead
                           Hemispherx Biopharma, Inc.
                                 1617 JFK Blvd.
                          Philadelphia, PA. 19103-1806

                                  July 24, 2008

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      Hemispherx Biopharma, Inc.
                  Schedule 14A
                  Filed July 16, 2008
                  File No. 1-13441

Dear Mr. Riedler:

Hemispherx Biopharma, Inc. (the "Company"), hereby responds to the comment contained in your July 18, 2008 comment letter.

Proposal No. 3

Comment 1. Please revise your disclosure in the proxy statement to provide a complete description of the terms of the common stock purchase agreement.

Response: Per our counsel's conversation with the staff, our proposed revised language is provided on Attachment A hereto. After the staff has had a chance to review the revised language and discuss it with our counsel, the Company will file either an amended Preliminary Schedule 14A or a Definitive Schedule 14A.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                      Very truly yours,
                                                     /s/ Robert E. Peterson
                                                     ----------------------
                                                     Robert E. Peterson
                                                     Chief Financial Officer

Jeffrey Riedler
July 24, 2008
Page - 2

                                  Attachment A

Proposal 3, as revised would read as follows:

                   APPROVAL OF THE ISSUANCE OF COMMON STOCK TO
                   COMPLY WITH AMEX COMPANY GUIDE SECTION 713

         In connection with the transaction described below with Fusion Capital Fund II, LLC ("Fusion Capital"), we are seeking approval of the issuance of Common Stock that could exceed 14,823,651 shares, or 19.99% of the outstanding shares of Common Stock. Section 713 of the American Stock Exchange ("AMEX") Company Guide provides that we must obtain stockholder approval before issuance, at a price per share below market value, of common stock, or securities convertible into common stock, equal to 20.0% or more of our outstanding common stock (the "Exchange Cap"). The Purchase Agreement described below provides that no sales can be made if they would cause us to violate the Exchange Cap.

Fusion Transaction

         On July 2, 2008, we entered into a Common Stock Purchase Agreement with Fusion Capital, an Illinois limited liability company as amended on July 23, 2008 ("Purchase Agreement"). Under the Purchase Agreement, Fusion Capital is obligated, under certain conditions, to purchase shares from us in an aggregate amount of up to $30 million from time to time over a twenty-five (25) month period. Under the terms of the Purchase Agreement, Fusion Capital has received a commitment fee consisting of 650,000 shares of our common stock. Also, we will issue to Fusion Capital up to an additional 650,000 shares as a commitment fee pro rata as we receive the $30 million of future funding.

         Under the Purchase Agreement and a related Registration Rights Agreement with Fusion Capital we are required to file a registration statement with the Securities and Exchange Commission ("SEC") and register under the Securities Act of 1933 (1) 650,000 shares which have already been issued as a commitment fee, (2) an additional 650,000 shares which we may issue in the future as a commitment fee pro rata as we receive up to the $30 million of future funding and (3) at least 13,523,651 shares which we may sell to Fusion Capital after the registration statement is declared effective.

         We do not have the right to commence any sales of our shares to Fusion Capital until the SEC has declared effective the registration statement. After the SEC has declared effective such registration statement, generally we have the right but not the obligation from time to time to sell our shares to Fusion Capital in amounts between $120,000 and $1.0 million depending on certain conditions. We have the right to control the timing and amount of any sales of our shares to Fusion Capital. The purchase price of the shares will be determined based upon the market price of our shares without any fixed discount at the time of each sale. Fusion Capital does not have the right nor the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $0.40. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the Registration Rights Agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

Jeffrey Riedler
July 24, 2008
Page - 3

Purchase Of Shares Under The Common Stock Purchase Agreement

         Under the common stock purchase agreement, on any business day selected by us, we may direct Fusion Capital to purchase up to $120,000 of our common stock. The purchase price per share is equal to the lesser of:

o        the lowest sale price of our common stock on the purchase date; or

o the average of the three lowest closing sale prices of our common stock during the twelve consecutive business days prior to the date of a purchase by Fusion Capital.

         The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price. We may direct Fusion Capital to make multiple purchases from time to time in our sole discretion; no sooner then every two business days.

Our Right To Increase the Amount to be Purchased

                  In addition to purchases of up to $120,000 from time to time, we may also from time to time elect on any single business day selected by us to require Fusion Capital to purchase our shares in an amount up to $150,000 provided that our share price is not below $0.80 during the two business days prior to and on the purchase date. We may increase this amount to up to $250,000 if our share price is not below $1.25 during the two business days prior to and on the purchase date. This amount may also be increased to up to $500,000 if our share price is not below $1.75 during the two business days prior to and on the purchase date. This amount may also be increased to up to $1,000,000 if our share price is not below $4.00 during the two business days prior to and on the purchase date. We may direct Fusion Capital to make multiple large purchases from time to time in our sole discretion; however, at least two business days must have passed since the most recent large purchase was completed. The price at which our common stock would be purchased in this type of larger purchases will be the lesser of (i) the lowest sale price of our common stock on the purchase date and (ii) the lowest purchase price (as described above) during the previous ten business days prior to the purchase date.

Minimum Purchase Price

         Under the common stock purchase agreement, we have set a minimum purchase price ("floor price") of $0.40. However, Fusion Capital does not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price would be less the floor price. Specifically, Fusion Capital does not have the right or the obligation to purchase shares of our common stock on any business day that the market price of our common stock is below $0.40.

Jeffrey Riedler
July 24, 2008
Page - 4

Events of Default

         Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to us upon the occurrence of any of the following events of default:

o the effectiveness of the registration statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of 30 business days in any 365-day period;

o suspension by the AMEX of our common stock from trading for a period of three consecutive business days;

o the de-listing of our common stock from the AMEX provided our common stock is not immediately thereafter trading on the Nasdaq OTC Bulletin Board Market, the Nasdaq Global Market, the Nasdaq Capital Market, or the New York Stock Exchange;

o the transfer agent`s failure for five business days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the common stock purchase agreement;

o any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse effect on us subject to a cure period of five business days; or

o any participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

o the issuance of an aggregate of 14,823,651 shares to Fusion Capital under our agreement if we fail to obtain the requisite stockholder approval.

Our Termination Rights

         We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the Purchase Agreement without any cost to us.

No Short-Selling or Hedging by Fusion Capital

         Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Jeffrey Riedler
July 24, 2008
Page - 5

Use of Proceeds

         We anticipate using the proceeds from this financing to fund infrastructure growth including manufacturing, regulatory compliance and market development, as well as to prospectively fund market opportunities and strategic partnerships.

         As of July 8, 2008, the closing bid price for our common stock on the American Stock Exchange was $1.07 per share. Assuming a purchase price of $1.07 per share, approximately 28,037,383 shares of common stock (exclusive of the shares issuable as a commitment fee "Commitment Shares") would be issued under the Purchase Agreement to realize the entire $30,000,000.

         On July 2, 2008, we had 74,155,334 outstanding shares of Common Stock. Accordingly, we cannot issue more than 14,823,651 shares (the "Exchange Cap") under the Purchase Agreement (inclusive of the Commitment Shares) without obtaining stockholder approval.

         To assure that we are in compliance with Company Guide Section 713 and to permit us to sell shares under the Purchase Agreement in excess of the Exchange Cap, we are requesting your approval of the issuance of Common Stock that could exceed 19.99% of the outstanding shares of Common Stock (inclusive of the Commitment Shares).

         Copies of the Purchase Agreement and the Registration Rights Agreement have been filed as exhibits to our Current Report on Form 8-K dated and filed on July 8, 2008.

Previous transactions with Fusion Capital

         In July 2005 we entered into a prior common stock purchase agreement with Fusion Capital, pursuant to which we sold an aggregate of 8,791,838 shares for total gross proceeds of $20,000,000.

         In April 2006 we entered into a prior common stock purchase agreement with Fusion Capital, pursuant to which we sold an aggregate of 10,682,032 shares for total gross proceeds of $19,739,131 through November, 2007.

Effects of issuance of the shares

         A significant number of shares will be issuable pursuant to the Purchase Agreement. To the extent that a significant number of these shares are issued, there will be a substantial pro rata dilution to our current stockholders. In addition, because these shares will be registered for public sale, such sales, or the anticipation of the possibility of such sales, represents an overhang on the market and could depress the market price of our common stock.

         If issuance of these shares is not approved by stockholders, we most likely will not be able to realize the entire $30,000,000 under the Purchase Agreement.


THE BOARD OF DIRECTORS DEEMS PROPOSAL NO. 3 TO BE IN THE BEST INTERESTS OF HEMISPHERX AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE "FOR" APPROVAL THEREOF.